UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RESPONSE GENETICS, INC.

(Name of issuer)

Common Stock

(Title of class of securities)

76123U105

(CUSIP number)

Becker Drapkin Management, L.P. Attn: Steven R. Becker 300 Crescent Court, Suite 1111 Dallas, Texas 75201 (214) 756-6016

(Name, address and telephone number of person authorized to receive notices and communications)

February 2, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76123U105	Page 2 of 12 Pages

(1)	Names of reporting persons Becker Drapkin Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,844,385
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,844,385
(11)	Aggregate amount beneficially owned by each reporting person 2,844,385
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.4% (1)
(14)	Type of reporting person (see instructions) IA, PN

(1)

The percentage is calculated based upon 19,537,232 shares of Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as set forth in the Issuer’s most recent quarterly report on Form 10-Q, filed with the Commission on November 14, 2011, plus 1,666,667 shares of Common Stock issued on February 2, 2012.

SCHEDULE 13D

CUSIP No. 76123U105	Page 3 of 12 Pages

(1)	Names of reporting persons Becker Drapkin Partners (QP), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,485,934
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,485,934
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,485,934
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.7% (1)
(14)	Type of reporting person (see instructions) PN

(1)

The percentage is calculated based upon 19,537,232 shares of Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as set forth in the Issuer’s most recent quarterly report on Form 10-Q, filed with the Commission on November 14, 2011, plus 1,666,667 shares of Common Stock issued on February 2, 2012.

SCHEDULE 13D

CUSIP No. 76123U105	Page 4 of 12 Pages

(1)	Names of reporting persons Becker Drapkin Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 358,451
	(8)	Shared voting power 0
	(9)	Sole dispositive power 358,451
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 358,451
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.7% (1)
(14)	Type of reporting person (see instructions) PN

(1)

The percentage is calculated based upon 19,537,232 shares of Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as set forth in the Issuer’s most recent quarterly report on Form 10-Q, filed with the Commission on November 14, 2011, plus 1,666,667 shares of Common Stock issued on February 2, 2012.

SCHEDULE 13D

CUSIP No. 76123U105	Page 5 of 12 Pages

(1)	Names of reporting persons BC Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,844,385
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,844,385
(11)	Aggregate amount beneficially owned by each reporting person 2,844,385
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.4% (1)
(14)	Type of reporting person (see instructions) IA, OO

(1)

The percentage is calculated based upon 19,537,232 shares of Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as set forth in the Issuer’s most recent quarterly report on Form 10-Q, filed with the Commission on November 14, 2011, plus 1,666,667 shares of Common Stock issued on February 2, 2012.

SCHEDULE 13D

CUSIP No. 76123U105	Page 6 of 12 Pages

(1)	Names of reporting persons Steven R. Becker
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 381,679
	(8)	Shared voting power 2,844,385
	(9)	Sole dispositive power 381,679
	(10)	Shared dispositive power 2,844,385
(11)	Aggregate amount beneficially owned by each reporting person 3,226,064
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.2% (1)
(14)	Type of reporting person (see instructions) IN

(1)

The percentage is calculated based upon 19,537,232 shares of Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as set forth in the Issuer’s most recent quarterly report on Form 10-Q, filed with the Commission on November 14, 2011, plus 1,666,667 shares of Common Stock issued on February 2, 2012.

SCHEDULE 13D

CUSIP No. 76123U105	Page 7 of 12 Pages

(1)	Names of reporting persons Matthew A. Drapkin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 114,504
	(8)	Shared voting power 2,844,385
	(9)	Sole dispositive power 114,504
	(10)	Shared dispositive power 2,844,385
(11)	Aggregate amount beneficially owned by each reporting person 2,958,889
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.0% (1)
(14)	Type of reporting person (see instructions) IN

(1)

The percentage is calculated based upon 19,537,232 shares of Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as set forth in the Issuer’s most recent quarterly report on Form 10-Q, filed with the Commission on November 14, 2011, plus 1,666,667 shares of Common Stock issued on February 2, 2012.

SCHEDULE 13D

CUSIP No. 76123U105	Page 8 of 12 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2010, the Amendment No. 1 to Schedule 13D filed with the Commission on June 15, 2010, Amendment No. 2 to Schedule 13D filed with the Commission on October 27, 2010 and Amendment No. 3 to Schedule 13D filed with the Commission on November 1, 2010 (as amended, the “Schedule 13D”), by the Reporting Persons with respect to the common stock (the “Common Stock”) of Response Genetics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 is filed to disclose a change in beneficial ownership of each Reporting Person relating to the acquisition of shares of Common Stock. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a) through (d) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

“(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 3,340,568 shares of Common Stock. Based upon a total of 19,537,232 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending June 30, 2010, plus 1,666,667 shares of Common Stock issued on February 2, 2012, the Reporting Persons’ shares represent approximately 15.8% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 2,485,934 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 11.7% of the outstanding shares of Common Stock.

Becker Drapkin LP owns 358,451 shares of Common Stock (the “Becker Drapkin LP Shares”), which represent approximately 1.7% of the outstanding shares of Common Stock.

Mr. Becker owns 381,679 shares of Common Stock (the “Becker Shares”), which represent approximately 1.8% of the outstanding shares of Common Stock.

Mr. Drapkin owns 114,504 shares of Common Stock (the “Drapkin Shares”), which represent approximately 0.5% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin LP Shares are collectively referred to herein as the “Becker Drapkin Funds Shares.”

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin LP Shares, the Becker Shares and the Drapkin Shares.

Becker Drapkin LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin LP Shares. Becker Drapkin LP disclaims beneficial ownership of the Becker Drapkin QP Shares, the Becker Shares and the Drapkin Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

Mr. Becker has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Shares. Mr. Drapkin has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Drapkin Shares. As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA. Furthermore, Mr. Becker disclaims beneficial ownership of the Drapkin Shares, and Mr. Drapkin disclaims beneficial ownership of the Becker Shares.

SCHEDULE 13D

CUSIP No. 76123U105	Page 9 of 12 Pages

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:

	September 30,	September 30,	September 30,	September 30,		September 30,
Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
12.22.2011	Becker Drapkin QP	13,053		$1.32	(1)	Open Market
12.22.2011	Becker Drapkin LP	1,947		$1.32	(1)	Open Market
12.23.2011	Becker Drapkin QP	13,053		$1.50	(1)	Open Market
12.23.2011	Becker Drapkin LP	1,947		$1.50	(1)	Open Market
12.30.2011	Becker Drapkin QP	3,568		$1.37	(1)	Open Market
12.30.2011	Becker Drapkin LP	532		$1.37	(1)	Open Market
02.02.2012	Becker Drapkin QP	1,433,333		$1.50		Private Placement
02.02.2012	Becker Drapkin LP	233,334		$1.50		Private Placement

(1) Excludes commission of $0.015 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and/or supplemented as follows:

“On February 2, 2012, pursuant to a Purchase Agreement (the “Purchase Agreement”) by and between the Issuer and each of Becker Drapkin QP and Becker Drapkin LP, the Issuer sold and issued to such Reporting Persons in a private placement (the “Offering”) an aggregate of 1,666,667 shares of Common Stock for a purchase price of $1.50 per share of Common Stock, or $2,500,000.50 in the aggregate.

The foregoing is qualified in its entirety by reference to the form of Purchase Agreement attached hereto as Exhibit 99.2 and incorporated by reference herein.

On February 2, 2012, each of Becker Drapkin QP and Becker Drapkin LP entered into a Registration Rights Agreement (“Rights Agreement”) with the Issuer, pursuant to which the Issuer agreed to prepare and file a registration statement covering the Common Stock issued pursuant to the Purchase Agreement with the Commission by May 2, 2012.

The foregoing is qualified in its entirety by reference to the form of Rights Agreement attached hereto as Exhibit 99.3 and incorporated by reference herein.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.”

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE 13D

CUSIP No. 76123U105	Page 10 of 12 Pages

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.1	Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.2	Form of Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)

99.3	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)

SCHEDULE 13D

CUSIP No. 76123U105	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2012	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
Name: Ashley Sekimoto Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.,
its general partner

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
Name: Ashley Sekimoto Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.,
its general partner

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
Name: Ashley Sekimoto Title: Attorney-in-Fact

BC ADVISORS, LLC

		By:	/s/ Ashley Sekimoto
Name: Ashley Sekimoto Title: Attorney-in-Fact

STEVEN R. BECKER

		By:	/s/ Ashley Sekimoto
Name: Ashley Sekimoto Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

		By:	/s/ Ashley Sekimoto
Name: Ashley Sekimoto Title: Attorney-in-Fact

SCHEDULE 13D

CUSIP No. 76123U105	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.1	Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.2	Form of Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)

99.3	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)